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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         -----------------------------

                                  SCHEDULE 13D
                               (Amendment No. 2)
                         -----------------------------

                   Under the Securities Exchange Act of 1934


                       RAMTRON INTERNATIONAL CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   75190710
                                (CUSIP Number)

            Benton Liquidating Trust as defined in the Second Amended Plan of Reorganization for the Jointly Administered Debtors of CSI Enterprises, Inc., Energy Fuels, Ltd., Oren Lee Benton, Energy Fuels Exploration Company, Nuexco Trading Corporation and Energy Fuels Mining Joint Venture, pending in the United States Bankruptcy Court for the District of Colorado, administered under Case No. 95-11642-CEM.

                   c/o David J. Beckman, Liquidating Trustee
                              Price Waterhouse LLP
                      200 East Randolph Drive, Suite 7600
                            Chicago, Illinois 60601
                                  312/540-1500
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  May 28, 1998
                      (Date of Event which Requires Filing
                               of this Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

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
------------------------------------------------------------------------------------------------------------------------------------
        CUSIP Nos.: 75190710
                                            SCHEDULE 13D                               Page 2 of 6
------------------------------------------------------------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        Benton Liquidating Trust as defined in the Second Amended Plan of Reorganization for the
        Jointly Administered Debtors of CSI Enterprises, Inc., Energy Fuels, Ltd., Oren Lee
        Benton, Energy Fuels Exploration Company, Nuexco Trading Corporation and Energy Fuels
        Mining Joint Venture, pending in the United States Bankruptcy Court for the District of
        Colorado, administered under Case No. 95-11642-CEM. (a)

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------------------------------------------------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                        (a) [ ]
                                                                                                (b) [ ]
------------------------------------------------------------------------------------------------------------------------------------
  3     SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------------------
  4     SOURCE OF FUNDS
        00
------------------------------------------------------------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)     [ ]
------------------------------------------------------------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        Colorado
------------------------------------------------------------------------------------------------------------------------------------
              NUMBER OF                              7                SOLE VOTING POWER             1,839,621
               SHARES                               --------------------------------------------------------------------------------
            BENEFICIALLY                             8                SHARED VOTING POWER           0
              OWNED BY                              --------------------------------------------------------------------------------
                EACH                                 9                SOLE DISPOSITIVE POWER        1,839,621
              REPORTING                             --------------------------------------------------------------------------------
               PERSON                               10                SHARED DISPOSITIVE POWER      0
                WITH
------------------------------------------------------------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                1,839,621
------------------------------------------------------------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                       [ ]
------------------------------------------------------------------------------------------------------------------------------------
  13    PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                       4.8%
------------------------------------------------------------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON
        00
------------------------------------------------------------------------------------------------------------------------------------

The initial Schedule 13D of the Benton Liquidating Trust filed on November 5, 1997, and amended on June 8, 1998, is hereby amended as follows:

The amount of shares of Common Stock initially owned directly by the Benton Liquidating Trust was 2,169,130; after selling 329,509 shares previously on or about May 28, 1998, the Benton Liquidating Trust owns directly 1,839,621 shares.

Items 2 through 7 of the initial Schedule 13D of the Benton Liquidating Trust filed on November 5, 1997, and amended on June 8, 1998, are hereby amended and restated in their entirety, as follows:

ITEM 2. IDENTITY AND BACKGROUND

     This Amendment No. 2 to Schedule 13D is being filed by the Benton Liquidating Trust as defined in the Second Amended Plan of Reorganization
(the "Plan") for the Jointly Administered Debtors of CSI Enterprises, Inc., Energy Fuels, Ltd., Oren Lee Benton, Energy Fuels Exploration Company, Nuexco Trading Corporation and Energy Fuels Mining Joint Venture, pending in the United States Bankruptcy Court for the District of Colorado, administered under Case No. 95-11642-CEM., a Colorado trust (the "Benton Liquidating Trust"), as the beneficial owner of 1,839,621 shares of Common Stock. On or about May 28, 1998, the Benton Liquidating Trust sold 329,509 shares of Common Stock to a third party.

     The United States Bankruptcy Court for the District of Colorado has confirmed the Second Amended Plan of Reorganization for the Jointly
Administered Debtors of CSI Enterprises, Inc., Energy Fuels, Ltd., Oren Lee Benton, Energy Fuels Exploration Company, Nuexco Trading Corporation and Energy Fuels Mining Joint Venture, pending in the United States Bankruptcy Court for the District of Colorado, administered under Case No. 95-11642-CEM (the
"Plan").  Pursuant to the Plan and as of August 31, 1997 (the "Effective
Date"), among other things, 2,169,130 shares of Common Stock in Ramtron were transferred to the Benton Liquidating Trust. The Plan attached as Exhibit 2 to the initial Schedule 13D filed on November 5, 1997, and amended on June 8, 1998, and the Benton Liquidating Trust Agreement attached as Exhibit 3 to the initial
Schedule 13D filed on November 5, 1997, and amended on June 8, 1998 are incorporated herein by reference.

     The principal business of the Benton Liquidating Trust is to liquidate assets for the benefit of holders of Allowed Claims, as defined in the Plan.
The principal business address and address of the principal office of the Benton Liquidating Trust is David J. Beckman, Liquidating Trustee, c/o Price Waterhouse LLP, 200 East Randolph Drive, Suite 7600, Chicago, IL 60601. The beneficiaries of the Benton Liquidating Trust are listed on Exhibit 1 to the initial Schedule 13D filed on November 5, 1997, and amended on June 8, 1998, subject to allowance of such entities' claims against the Debtor; Exhibit 1 to the initial Schedule 13D filed on November 5, 1997, and amended on June 8, 1998, is incorporated herein by reference.

     The name, citizenship, business address, and present principal occupation of the Liquidating Trustee of the Benton Liquidating Trust are set forth on
Schedule I to the initial Schedule 13D filed on November 5, 1997, and amended on June 8, 1998, and incorporated herein by reference.

     Neither the Benton Liquidating Trust nor the Liquidating Trustee listed on
Schedule I during the last five years (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Under the Plan, as described in Item 2, the Benton Liquidating Trust became entitled to receive 2,169,130 shares of Common Stock in Ramtron.

ITEM 4. PURPOSE OF TRANSACTION

     The Benton Liquidating Trust became entitled to receive 2,169,130 shares of Common Stock in the manner described in Item 3 above. Except as described below, the Benton Liquidating Trust has no plans or proposals that would result in (1) the acquisition by any person of additional securities of Ramtron or the disposition of securities of Ramtron; (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of Ramtron or any of its subsidiaries; (3) a sale or transfer of a material amount of assets of Ramtron or any of its subsidiaries; (4) any change in the present board of directors or management of Ramtron, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors of Ramtron; (5) any material change in the present capitalization or dividend policy of Ramtron; (6) any other material change in the business or corporate structure of Ramtron; (7) changes in the charter, by-laws or instruments corresponding thereto of Ramtron, or other actions which may impede the acquisition of control of Ramtron by any person; (8) any class of securities of Ramtron being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (9) any class of equity securities of Ramtron becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (10) any action similar to any of those enumerated above. The Benton Liquidating Trust, however, reserves its right to change its plans or intentions at any time and to take any and all actions that it deems appropriate to maximize the value of its investment including, among other things, from time to time increasing or decreasing the number of shares of Common Stock by acquiring additional shares, or by disposing of all or a portion of the shares of Common Stock in open market or privately negotiated transactions or otherwise, depending on existing market conditions and other considerations discussed below. The Benton Liquidating Trust intends to review its investment in Ramtron on a continuing basis and, depending upon the price and availability of Common Stock, subsequent developments affecting Ramtron, the general business and future prospects of Ramtron, other investment and business opportunities available to the Benton Liquidating Trust, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or decrease the size of its investment in Ramtron. Ultimately, the Liquidating Trustee will distribute proceeds from future sale of the Common Stock to the beneficiaries of the Benton Liquidating Trust.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As of May 29, 1998, the Benton Liquidating Trust beneficially owns 1,839,621 shares of Common Stock, which constitute approximately 4.8% of the 37,953,772 Common Stock estimated to be outstanding as of May 14, 1998. Of the 1,839,621 shares of Common Stock, 703,316 shares are subject to a lien in favor of Union Bank of Switzerland and the terms of the put and call agreements specified in the Settlement Agreement approved by the Court on August 18, 1997, attached as Exhibit 4 to Amendment No. 2 filed by the NTC Liquidating Trust on or about June 17, 1998, and incorporated herein by reference.

     (b) The Benton Liquidating Trust, through its ownership of 1,839,621 shares of Common Stock, may be deemed to have the sole power to vote or direct the vote and dispose or direct the disposition of 1,839,621 shares of Common Stock.

     (c) During the past 60 days, the Benton Liquidating Trust has not effected any transactions relating to the Common Stock, except as described in Items 2 and 3.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The trustee for the Benton Liquidating Trust is also the trustee for the NTC Liquidating Trust, an entity that owns 4,528,174 shares in Ramtron and is the beneficial holder of warrants for 2,961,216 shares of Common Stock in Ramtron. Because the same trustee administers the Benton Liquidating Trust and the NTC Liquidating Trust, the two trusts could be considered a group for purposes of Section 13d. The Benton Liquidating Trust, however, disclaims that
it and the NTC Liquidating Trust are a group for purposes of Section 13d.   Of
the 1,839,621 shares of Common Stock owned by the Benton Liquidating Trust, 703,316 shares are subject to a lien in favor of Union Bank of Switzerland and the terms of the put and call agreements specified in the Settlement Agreement approved by the Court on August 18, 1997, attached as Exhibit 4 to Amendment No. 2 filed by the NTC Liquidating Trust on or about June 17, 1998, and incorporated herein by reference, as described in the Plan (Exhibit 2 to Schedule 13D filed on November 5, 1997 and the Benton Liquidating Trust Agreement (Exhibit 3 to Schedule 13D filed on November 5, 1997. The Benton Liquidating Trust does not have any contract, arrangement, understanding, or relationship with any other person with respect to any security of Ramtron, other than as described in this Amendment No. 2 to Schedule 13D or in exhibits to the initial Schedule 13D filed on November 5, 1997 and amended on June 8, 1998.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS



Exhibit No.         Description
-----------         -----------
1.                  List of beneficiaries of the Benton Liquidating Trust.*

2.                  Second Amended Plan of Reorganization for the Jointly
                    Administered Debtors of CSI Enterprises, Inc., Energy
                    Fuels, Ltd., Oren Lee Benton, Energy Fuels Exploration
                    Company, Nuexco Trading Corporation and Energy Fuels Mining
                    Joint Venture, pending in the United States Bankruptcy
                    Court for the District of Colorado, administered under Case
                    No. 95-11642-CEM, attached as Exhibit 2 to Schedule 13D filed by the NTC Liquidating Trust on November 5, 1997.

3.                  Benton Liquidating Trust Agreement, as amended.*

4.                  Settlement Agreement approved by the Court on August 18,
                    1997, attached as Exhibit 4 to Amendment No. 2 to Schedule
                    13D filed by the NTC Liquidating Trust on June 17, 1998.



* Previously filed.



                                 * * * * * *

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SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule 13D is true, complete and correct.

Dated:  June 22, 1998

                                    Benton Liquidating Trust as defined in the Second Amended Plan of Reorganization for the Jointly Administered Debtors of CSI Enterprises, Inc., Energy Fuels, Ltd., Oren Lee Benton, Energy Fuels Exploration Company, Nuexco Trading Corporation and Energy Fuels Mining Joint Venture, pending in the United States Bankruptcy Court for the District of Colorado, administered under Case No. 95-11642-CEM.


                                    By:  /s/ David J. Beckman
                                        ---------------------------------------
                                        David J. Beckman, not individually, but
                                        solely as Liquidating Trustee





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